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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2 )*

                                 LifePoint, Inc.
________________________________________________________________________________
                                (Name of Issuer)

                         Common Stock, $.001 par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                  53215R 10 0
                             _______________________
                                 (CUSIP Number)

                                 December 3, 2002
________________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 pages

CUSIP No. 53215R 10 0                 13G                      Page 2 of 4 Pages

________________________________________________________________________________
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
LINDA H. MASTERSON

________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization
CALIFORNIA
________________________________________________________________________________
               5.   Sole Voting Power
  NUMBER OF         1,229,832 SHARES BEFORE EXERCISE, NONE AFTER EXERCISE (1)
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          1,417,552
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           1,229,832 SHARES BEFORE EXERCISE, NONE AFTER EXERCISE (1)
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    1,417,552
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
2,647,384
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)
7.09%
________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)
IN

________________________________________________________________________________
(1) After exercise, all shares will be held by Robert P. Masterson and Linda H. Masterson, trustees of the Masterson Family Trust, dated September 23, 2000.

CUSIP No. 53215R 10 0                 13G                      Page 3 of 4 Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:  LifePoint, Inc.

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:
            1205 South Dupont Street, Ontario, CA  91761
________________________________________________________________________________
Item 2(a).  Name of Person Filing:  Linda H. Masterson

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:
            1205 South Dupont Street, Ontario, CA  91761
________________________________________________________________________________
Item 2(c).  Citizenship:  California

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:  Common Stock

________________________________________________________________________________
Item 2(e).  CUSIP Number:  53215R 10 0

________________________________________________________________________________

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 53215R 10 0                 13G                      Page 4 of 4 Pages


ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 2,647,384 shares, including 1,417,552 shares owned by Robert P. Masterson and Linda H. Masterson, trustees of the Masterson Family Trust, dated 9/23/00; 229,832 shares issuable upon exercise of options held by the Reporting Person that are issuable within 60 days of December 10, 2000; and a warrant to purchase 1,000,000 shares of Common Stock of the issuer held by the Reporting Person. Upon exercise of the options and warrant, the shares will be held by Robert P. Masterson and Linda H. Masterson, trustees of the Masterson Family Trust, dated 9/23/00.

     (b)  Percent of class:  7.09%

     (c)  Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote:                1,229,832

        (ii)  Shared power to vote or to direct the vote:              1,417,552

        (iii) Sole power to dispose or to direct the disposition of:   1,229,832

        (iv)  Shared power to dispose or to direct the disposition of: 1,417,552

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION. Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
        NOT APPLICABLE

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: NOT APPLICABLE

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
        NOT APPLICABLE

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION

         (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   December 10, 2002
                                        ----------------------------------------
                                                        (Date)


                                                /s/ Linda H. Masterson
                                        ----------------------------------------
                                                      (Signature)


                                                   Linda H. Masterson
                                        ----------------------------------------
                                                      (Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).